Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (301) 841-2380

John K. Delaney
Chairman and Chief Executive Officer
CapitalSource Inc.
4445 Willard Avenue
12th Floor
Chevy Chase, MD 20815

> **Re:** **CapitalSource Inc.**
> **Definitive Schedule 14A**
> **Filed April 2, 2007**
> **File No. 1-31753**

Dear Mr. Delaney:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Proposal 1--Election of Directors, page 2

Board of Directors, page 2

1.   We note that, regarding Lawrence Nussdorf, you have not included the additional disclosure specified in Item 407(c)(2)(vii) of Regulation S-K regarding nominees for director that, at the time of their nomination, are not directors standing for re-election or are executive officers. Please include this disclosure in the proxy statement when required.

Certain Relationships and Related Transactions, page 10

2.   Ensure that you disclose the types of transactions covered by the policies and procedures and the persons responsible for applying those policies and procedures. See Item 404(b)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 15

The Elements of Compensation at CapitalSource, page 16

3.   Please discuss how each compensation element and your decisions regarding that element affected decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. For example, discuss whether the amount of base salary that year, the value realized upon vesting that year of previously-awarded restricted stock, or the officer's exercise that year of in-the-money, previously-awarded stock options affected the committee's or the board's decisions regarding the kind or amount of incentive compensation to be paid to the officer for the year.

4.   On page 16, you state that "[m]arket data, corporate performance, individual performance, retention needs and internal pay equity have been the primary factors considered in decisions to materially increase or decrease compensation." On page 18, you make similar statements about the apparently individually-tailored considerations the compensation committee makes in determining base salaries and incentive compensation. Throughout your compensation discussion and analysis, please analyze in more detail how the committee's consideration of these individual performance, subjective and other mentioned factors resulted in the amounts paid for each compensation element to each officer for the last fiscal year. See Item 402(b)(2)(vii) of Regulation S-K. For example, regarding incentive compensation decisions for Mr. Graham, clarify whether there were quantitative performance targets that Mr. Graham needed to achieve to reach a particular level of payment and note what aspects of his "efforts with respect to operational matters" impelled the committee to award incentive compensation to him in the amount and manner in which it did.

5.   We note the various arrangements you have with the named executive officers and various scenarios described in the sections starting on page 25 discussing change-in-control payment arrangements. Please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Potential Payments upon Termination or Change in Control, page 25

6.   In each named executive officer's table, consider including a row that shows total compensation following each kind of termination event.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl Grant
Attorney-Advisor